UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3 and NYSE: LINX) (“Company”) pursuant to the paragraph 4 of article 157 of Law 6404, of December 15, 1976, as amended and in force (“Brazilian Corporate Law”), and the Normative Regulation 358, of January 03, 2002, as amended, hereby announces the termination of the Shareholders Agreement of the Company's Controlling Block, executed on December 3, 2012, pursuant to the Private Termination Instrument of the Linx S.A. Shareholders Agreement.

The entire Linx S.A. Private Termination Instrument of the Linx S.A Shareholders Agreement has been filed with B3 and the CVM (Brazilian Securities and Exchange Commission), and a copy of the Linx S.A. Private Termination Instrument of the Linx S.A Shareholders Agreement has also been filed at the registered office. The Company's management will coordinate the taking of other necessary measures for the disclosure and/or updating of the Company's records in view of the termination of the Shareholders Agreement of the Company's Controlling Block, pursuant to applicable regulations.

São Paulo, September 26, 2019.

Nercio José Monteiro Fernandes

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer